SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

Schedule TO
(Rule 13e-4)
Tender Offer Statement
Under Section 14(d) (1) or 13 (e) (1)
of the Securities Exchange Act of 1934

NORSTAN, INC.
(Name of Subject Company (Issuer))

NORSTAN, INC.
(Name of Filing Person (Offeror))

Options to Purchase Common Stock, $.10 Par Value, Granted to Eligible Employees Under the
Norstan, Inc. 1995 Long-Term Incentive Plan
(Title of Class of Securities)

656535101
(CUSIP Number of Underlying Class of Securities)

Copy to:
Scott G. Christian	Philip J. Tilton
Executive Vice President	Maslon Edelman Borman & Brand, LLP
and Chief Financial Officer	3300 Wells Fargo Center
Norstan, Inc.	Minneapolis, Mn 55402
5101 Shady Oak Road	612.672.8200
Minnetonka, MN 55343
952.352.4000
(Name, Address, and Telephone Number of
Person Authorized to
Receive Notice and Communications on
Behalf of the Filing Persons)

CALCULATION OF FILING FEE

TRANSACTION VALUE*	AMOUNT OF FILING FEE

$383,729	$76.75

     *Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 170,063 shares of common stock of Norstan, Inc., having an aggregate value of $383,729 as of September 21, 2001, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$76.75

Form or Registration No:	Schedule TO SEC File No. 5-13354

Filing party:	Norstan, Inc.

Date filed:	September 24, 2001

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates.

third party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Norstan, Inc., a Minnesota corporation (“Norstan” or the “Company”), with the Securities and Exchange Commission on September 24, 2001, together with Amendment No. 1 to the Schedule TO filed by the Company with the Securities and Exchange Commission on October 29, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, $.10 par value (“Common Stock”), held by eligible employees for new options to purchase shares of our Common Stock at a per share exercise price equal to the fair market value of our Common Stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated                , 2001, and in the related Acceptance Letter, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Item 12. Exhibits.

12.(a)	Computation of Ratio of Earnings to Fixed Charges.**
99.(a)(1)	Offer to Exchange, dated , 2001.

99.(a)(2)	Form of Acceptance Letter.**

99.(a)(3)	Form of Decline Letter.*

99.(a)(4)	Form of Notice of Withdrawal.*

99.(a)(5)	Form of Cover Letter to Employees Accompanying Offer to Exchange.*

99.(b)	Not applicable.

99.(d)(1)	Norstan, Inc. 1995 Long-Term Incentive Plan, as amended.*

99.(d)(2)	Form of Non-Qualified Option Agreement related to the 1995 Long-Term Incentive Plan.*

99.(g)	Not applicable.

99.(h)	Not applicable.

* Previously filed as an exhibit to the Schedule TO filed by Norstan, Inc. on September 24, 2001.
** Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed by Norstan, Inc. on October 29, 2001.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

NORSTAN, INC.

/s/ Scott G. Christian Scott G. Christian Executive Vice President, Chief Financial Officer

Date: November 2, 2001

INDEX TO EXHIBITS

Exhibit Number	Description

12.(a)	Computation of Ratio of Earnings to Fixed Charges.**
99.(a)(1)	Offer to Exchange, dated , 2001.

99.(a)(2)	Form of Acceptance Letter.**

99.(a)(3)	Form of Decline Letter.*

99.(a)(4)	Form of Notice of Withdrawal.*

99.(a)(5)	Form of Cover Letter to Employees Accompanying Offer to Exchange.*

99.(d)(1)	Norstan, Inc. 1995 Long-Term Incentive Plan.*

99.(d)(2)	Form of Non-Qualified Option Agreement related to the 1995 Long-Term Incentive Plan.*

* Previously filed as an exhibit to the Schedule TO filed by Norstan, Inc. on September 24, 2001.
** Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed by Norstan, Inc. on October 29, 2001.